Exhibit 99.10
IFRS-USD Earning Release

Unaudited Condensed Consolidated Interim Financial Statements prepared in compliance with IAS 34, Interim Financial Reporting

Infosys Technologies Limited and subsidiaries

Unaudited Condensed Consolidated Balance Sheets as of

(Dollars in millions except share data)
	June 30, 2010	March 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$3,011	$2,698
Available-for-sale financial assets	42	569
Investment in certificates of deposit	393	265
Trade receivables	828	778
Unbilled revenue	228	187
Derivative financial instruments	–	21
Prepayments and other current assets	156	143
Total current assets	4,658	4,661
Non-current assets
Property, plant and equipment	955	989
Goodwill	178	183
Intangible assets	12	12
Deferred income tax assets	62	78
Income tax assets	123	148
Other non-current assets	127	77
Total non-current assets	1,457	1,487
Total assets	$6,115	$6,148
LIABILITIES AND EQUITY
Current liabilities
Trade payables	$5	$2
Derivative financial instruments	6	–
Current income tax liabilities	208	161
Client deposits	4	2
Unearned revenue	125	118
Employee benefit obligations	30	29
Provisions	18	18
Other current liabilities	383	380
Total current liabilities	779	710
Non-current liabilities
Deferred income tax liabilities	1	26
Employee benefit obligations	38	38
Other non-current liabilities	13	13
Total liabilities	831	787
Equity
Share capital-Rs. 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,067,501 and 570,991,592, net of 2,833,600 treasury shares each as of June 30, 2010 and March 31, 2010, respectively	64	64
Share premium	695	694
Retained earnings	4,722	4,611
Other components of equity	(197)	(8)
Total equity attributable to equity holders of the company	5,284	5,361
Total liabilities and equity	$6,115	$6,148
The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Dollars in millions except share data)
	Three months ended June 30,
	2010	2009
Revenues	$1,358	$1,122
Cost of sales	800	643
Gross profit	558	479
Operating expenses:
Selling and marketing expenses	74	53
Administrative expenses	100	88
Total operating expenses	174	141
Operating profit	384	338
Other income, net	53	55
Profit before income taxes	437	393
Income tax expense	111	80
Net profit	$326	$313
Other comprehensive income
Fair value changes on available-for-sale financials assets, net of tax effect of $1 million (refer note 2.2)	(1)	–
Exchange differences on translating foreign operations	(188)	236
Total other comprehensive income	$(189)	$236
Total comprehensive income	$137	$549
Profit attributable to:
Owners of the company	$326	$313
Non-controlling interest	–	–
	$326	$313
Total comprehensive income attributable to:
Owners of the company	$137	$549
Non-controlling interest	–	–
	$137	$549
Earnings per equity share
Basic ($)	0.57	0.55
Diluted ($)	0.57	0.55
Weighted average equity shares used in computing earnings per equity share
Basic	571,036,067	570,115,230
Diluted	571,332,571	570,818,075
The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Equity
(Dollars in millions except share data)
	Shares	Share capital	Share premium	Retained earnings	Other components of equity	Total equity attributable to equity holders of the company
Balance as of April 1, 2009	572,830,043	$64	$672	$3,618	$(570)	$3,784
Changes in equity for the three months ended June 30, 2009
Shares issued on exercise of employee stock options	229,134	—	4	—	—	4
Dividends (including corporate dividend tax)	—	—	—	(189)	—	(189)
Net profit	—	—	—	313	—	313
Exchange differences on translating foreign operations	—	—	—	—	236	236
Balance as of June 30, 2009	573,059,177	$64	$676	$3,742	$(334)	$4,148
Balance as of April 1, 2010	570,991,592	$64	$694	$4,611	$(8)	$5,361
Changes in equity for the three months ended June 30, 2010
Shares issued on exercise of employee stock options	75,909	—	1	—	—	1
Dividends (including corporate dividend tax)	—	—	—	(215)	—	(215)
Fair value changes on available-for-sale financial assets, net of tax effect of $1 million (refer note 2.2)	—	—	—	—	(1)	(1)
Net profit	—	—	—	326	—	326
Exchange differences on translating foreign operations	—	—	—	—	(188)	(188)
Balance as of June 30, 2010	571,067,501	$64	$695	$4,722	$(197)	$5,284
The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(Dollars in millions)
	Three months ended June 30,
	2010	2009
Operating activities:
Net profit	$326	$313
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	45	46
Income on investments	(8)	(2)
Income tax expense	111	80
Changes in working capital
Trade receivables	(77)	52
Prepayments and other assets	(32)	(15)
Unbilled revenue	(47)	(25)
Trade payables	2	(3)
Client deposits	2	–
Unearned revenue	11	20
Other liabilities and provisions	53	(17)
Cash generated from operations	386	449
Income taxes paid	(48)	(62)
Net cash provided by operating activities	$338	$387
Investing activities:
Expenditure on property, plant and equipment, including changes in retention money	(51)	(30)
Loans to employees	(7)	–
Non-current deposits placed with corporation	(34)	–
Income on investments	4	2
Investment in certificates of deposit	(137)	–
Redemption of certificates of deposit	2	–
Investment in available-for-sale financial assets	(243)	(403)
Redemption of available-for-sale financial assets	759	167
Net cash provided by/(used in) investing activities	$293	$(264)
Financing activities:
Proceeds from issuance of common stock on exercise of employee stock options	1	4
Payment of dividends	(184)	(161)
Payment of corporate dividend tax	(31)	–
Net cash used in financing activities	$(214)	$(157)
Effect of exchange rate changes on cash and cash equivalents	(104)	137
Net increase/(decrease) in cash and cash equivalents	417	(34)
Cash and cash equivalents at the beginning	2,698	2,167
Cash and cash equivalents at the end	$3,011	$2,270
Supplementary information:
Restricted cash balance	$22	$1
The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys Technologies Limited (Infosys or the company) along with its controlled trusts, majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO) and wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Consulting, Inc. (Infosys Consulting), Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil) and Infosys Public Services, Inc, (Infosys Public Services), is a leading global technology services company. The Infosys group of companies (the Group) provides end-to-end business solutions that leverage technology thereby enabling its clients to enhance business performance. The Group's operations are to provide solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry and business process management services.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listing on the Bombay Stock Exchange and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on NASDAQ Global Select Market.

1.2 Basis of preparation of financial statements

These condensed consolidated interim financial statements as at and for the three months ended June 30, 2010, have been prepared in compliance with IAS 34, Interim Financial Reporting, under the historical cost convention on the accrual basis except for certain financial instruments and prepaid gratuity benefits which have been measured at fair values. These financial statements do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements and related notes included in the company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010. Accounting policies have been applied consistently to all periods presented in these financial statements.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are also taken into account. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the unaudited condensed consolidated interim financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the company to estimate the efforts expended to date as a proportion of the total efforts to be expended. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other foreign jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.5.

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

1.6 Revenue recognition

The company derives revenues primarily from software development and related services, from business process management services and from the licensing of software products. Arrangements with customers for software development and related services and business process management services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its statement of comprehensive income.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairments, if any. The direct costs are capitalized until the property, plant and equipment are ready for use, as intended by management. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets for current and comparative periods are as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9 Goodwill

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the statement of comprehensive income. Goodwill is measured at cost less accumulated impairment losses.

1.10 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairments. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

1.11 Financial instruments

Financial instruments of the Group are classified in the following categories: non-derivative financial instruments comprising of loans and receivables, available-for-sale financial assets and trade and other payables; derivative financial instruments under the category of financial assets or financial liabilities at fair value through profit or loss; share capital and treasury shares. The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of its financial instruments at initial recognition.

a. Non-derivative financial instruments

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss or provisions for doubtful accounts. Loans and receivables are represented by trade receivables, net of allowances for impairment, unbilled revenue, cash and cash equivalents, prepayments, certificates of deposit and other assets. Cash and cash equivalents comprise cash and bank deposits and deposits with corporations. The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Certificates of deposit is a negotiable money market instrument for funds deposited at a bank or other eligible financial institution for a specified time period.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition these are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized directly in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to net profit in the statement of comprehensive income. These are presented as current assets unless management intends to dispose off the assets after 12 months from the balance sheet date.

(iii) Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

b. Derivative financial instruments

Financial assets or financial liabilities, at fair value through profit or loss.

This category has two sub-categories wherein, financial assets or financial liabilities are held for trading or are designated as such upon initial recognition. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the short term. Derivatives are categorized as held for trading unless they are designated as hedges.

The company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. Although the company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. Any derivative that is either not designated a hedge, or is so designated but is ineffective per IAS 39, is categorized as a financial asset, at fair value through profit or loss.

Derivatives are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, derivatives are measured at fair value through profit or loss and the resultant exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

c. Share capital and treasury shares

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from retained earnings.

1.12 Impairment

a. Financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

(i) Loans and receivables

Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in net profit in the statement of comprehensive income.

(ii) Available-for-sale financial assets

Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value and is recognized in net profit in the statement of comprehensive income. The cumulative loss that was recognized in other comprehensive income is transferred to net profit in the statement of comprehensive income upon impairment.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset.

c. Reversal of impairment loss

An impairment loss for financial assets is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of impairment loss for an asset other than goodwill and available- for-sale financial assets that are equity securities is recognized in net profit in the statement of comprehensive income. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income.

1.13 Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

For all other financial instruments the carrying amounts approximate fair value due to the short maturity of those instruments. The fair value of securities, which do not have an active market and where it is not practicable to determine the fair values with sufficient reliability, are carried at cost less impairment.

1.14 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The company provides its clients with a fixed-period post sales support for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b.Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

1.15 Foreign currency

Functional and presentation currency

The functional currency of Infosys and Infosys BPO is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico, Infosys Sweden, Infosys Brasil and Infosys Public Services are the respective local currencies. These financial statements are presented in U.S. dollars (rounded off to the nearest million) to facilitate global comparability.

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in net profit in the statement of comprehensive income. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the functional currency of the company is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to net profit in the statement of comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

1.16 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year. The company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.18 Employee benefits

1.18.1 Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability, respectively in accordance with IAS 19, Employee benefits. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to net profit in the statement of comprehensive income in the period in which they arise. When the computation results in a benefit to the Group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

1.18.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust (Infosys Superannuation Trust) based on a specified percentage of each covered employee's salary. The company has no further obligations to the Plan beyond its monthly contributions. Effective April 1, 2005, a portion of the monthly contribution amount is being paid directly to the employees as an allowance and the balance amount is contributed to the Infosys Superannuation Trust.

Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Certain employees of Infosys Australia are also eligible for superannuation benefit. Infosys Australia has no further obligations to the superannuation plan beyond its monthly contribution.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The company has no further obligation to the plan beyond its monthly contributions.

1.18.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is measured based on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.19 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using a fair-value measurement method in accordance with IFRS 2, Share-Based Payment. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards. The Group includes a forfeiture estimate in the amount of compensation expense being recognized.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behaviour of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the company's publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant over the expected term.

1.20 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the company's Board of Directors.

1.21 Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

1.22 Other income

Other income is comprised primarily of interest income and dividend income. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.23 Leases

Leases under which the company assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in net profit in the statement of comprehensive income over the lease term.

1.24 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to depreciable fixed assets are treated as deferred income and are recognized in net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

2. Notes to the unaudited condensed consolidated interim financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)
	As of
	June 30, 2010	March 31, 2010
Cash and bank deposits	$2,674	$2,351
Deposits with corporations	337	347
	$3,011	$2,698

Cash and cash equivalents as of June 30, 2010 and March 31, 2010 include restricted cash and bank balances of $22 million and $16 million, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the company and unclaimed dividends.

The deposits maintained by the Group with corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

(Dollars in millions)
	As of
	June 30, 2010	March 31, 2010
Current accounts
ABN Amro Bank, China	$8	$7
ABN Amro Bank, China (U.S. dollar account)	4	3
Bank of America, USA	68	153
Bank of America, Mexico	2	4
Banamex, Mexico	1	–
Citibank N.A., Australia	9	6
Citibank N.A., Brazil	1	2
Citibank N.A., Czech Republic (Euro account)	–	–
Citibank N.A., Czech Republic (U.S. dollar account)	–	–
Citibank N.A., Japan	1	1
Citibank N.A., Singapore	–	–
Citibank N.A., India	1	1
Citibank N.A., New Zealand	1	–
Deutsche Bank, Spain	1	–
Deutsche Bank, Singapore	2	–
Deutsche Bank, Belgium	2	4
Deutsche Bank, Germany	3	3
Deutsche Bank, India	10	3
Deutsche Bank, Netherlands	–	2
Deutsche Bank, Switzerland	–	2
Deutsche Bank, Thailand	1	1
Deutsche Bank, Philippines (U.S. dollar account)	–	1
Deutsche Bank, Poland	1	1
Deutsche Bank, United Kingdom	7	7
Deutsche Bank-EEFC, India (Euro account)	2	1
Deutsche Bank-EEFC, India (Swiss Franc account)	1	–
Deutsche Bank-EEFC, India (U.S. dollar account)	2	2
HSBC Bank, United Kingdom	1	1
ICICI Bank, India	7	30
ICICI Bank-EEFC, India (United Kingdom Pound Sterling account)	1	–
ICICI Bank-EEFC, India (U.S. dollar account)	1	2
National Australia Bank Limited, Australia	1	5
National Australia Bank Limited, Australia (U.S. dollar account)	5	3
Royal Bank of Canada, Canada	2	4
Wachovia Bank, USA	1	2
Nordbanken Sweden	1	–
	$148	$251
Deposit accounts
Andhra Bank, India	$32	$22
Allahabad Bank	43	33
Bank of Baroda, India	178	67
Bank of India	258	196
Bank of Maharashtra, India	118	111
Barclays Bank, Plc. India	–	22
Canara Bank, India	223	214
Central Bank of India	92	22
Citibank N.A., Czech Republic	3	2
Citibank (Euro account)	1	1
Citibank (U.S. dollar account)	–	1
Corporation Bank, India	59	62
DBS Bank, India	11	11
Deutsche Bank , Poland	2	2
HDFC Bank	104	–
HSBC Bank, India	–	108
ICICI Bank, India	337	320
IDBI Bank, India	203	202
ING Vysya Bank, India	5	6
Indian Overseas Bank	108	31
Jammu and Kashmir Bank	2	2
Kotak Mahindra Bank	16	14
National Australia Bank Limited, Australia	65	69
Oriental Bank of Commerce	82	22
Punjab National Bank, India	214	221
Standard Chartered Bank, India	–	–
State Bank of Hyderabad, India	48	52
State Bank of India, India	17	28
State Bank of Mysore, India	107	111
Syndicate Bank, India	99	106
The Bank of Nova Scotia, India	–	–
Union Bank of India, India	78	21
Vijaya Bank, India	21	21
	$2,526	$2,100
Deposits with corporations
HDFC Limited	$337	$346
Sundaram BNP Paribas Home Finance Limited	–	1
	$337	$347
Total	$3,011	$2,698

2.2 Available-for-sale financial assets

Investments in liquid mutual fund units and unlisted equity securities are classified as available-for-sale financial assets.

Cost and fair value of investment in liquid mutual fund units and unlisted equity securities are as follows:

(Dollars in millions)
	As of
	June 30, 2010	March 31, 2010
Liquid mutual fund units:
Cost and fair value	$36	$561

Unlisted equity securities:
Cost	–	–
Gross unrealised holding gains	6	8
Fair value	6	8

Total available-for-sale financial assets	$42	$569

During fiscal 2010, Infosys sold 3,231,151 shares of OnMobile Systems Inc, U.S.A, at a price of $3.64 per share (Rs. 166.58 per share), derived from quoted prices of the underlying marketable equity securities. The total consideration amounted to $12 million, net of taxes and transaction costs. The resultant income of $11 million was included under other income for the fiscal year ended March 31, 2010. Additionally, the remaining 2,154,100 shares had been fair valued at $8 million as at March 31, 2010.

As of June 30, 2010 the 2,154,100 shares were fair valued at $6 million and the resultant unrealized loss of $1 million, net of taxes of $1 million has been recognized in other comprehensive income. The fair value of $6 million has been derived based on an agreed upon exchange ratio between these unlisted equity securities and quoted prices of the underlying marketable equity securities.

2.3 Business combinations

During fiscal 2010, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of $37 million and a contingent consideration of up to $20 million. The fair value of the contingent consideration and its undiscounted value on the date of acquisition were $9 million and $15 million, respectively.

This business acquisition is expected to enable Infosys BPO to deliver growth in platform-based services in the insurance and financial services industry and is also expected to enable McCamish to service larger portfolios of transactions for clients and expand into global markets. Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been accounted for as goodwill.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

(Dollars in millions)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	$1	–	$1
Net current assets	2	–	2
Intangible assets-Customer contracts and relationships	–	10	10
Intangible assets-Computer software platform	–	3	3
	$3	$13	$16
Goodwill			30
Total purchase price			$46

The entire goodwill is deductible for tax purposes.

The amount of trade receivables acquired from the above business acquisition was $4 million. The entire amount has been collected subsequently.

The identified intangible customer contracts and relationships are being amortized over a period of nine years whereas the identified intangible computer software platform has been amortized over a period of four months, based on management's estimate of the useful life of the assets.

The acquisition date fair value of each major class of consideration as of the acquisition date is as follows:

(Dollars in millions)
Particulars	Consideration settled
Fair value of total consideration
Cash paid	$34
Liabilities settled in cash	3
Contingent consideration	9
Total	$46

The payment of the contingent consideration is dependent upon the achievement of certain revenue targets and net margin targets by McCamish over a period of 4 years ending March 31, 2014. Further, in the event that McCamish signs a deal with a customer with total revenues of $100 million or more, the aforesaid period will be extended by 2 years. The total contingent consideration can range between $14 million and $20 million.

The fair value of the contingent consideration is determined by discounting the estimated amount payable to the previous owners of McCamish on achievement of certain financial targets. The key inputs used for the determination of fair value of contingent consideration are the discount rate of 13.9% and the probabilities of achievement of the net margin and the revenue targets ranging from 50% to 100%.

Following is a summary of changes in the carrying amount of goodwill:

(Dollars in millions)
	As of ,
	June 30, 2010	March 31, 2010
Carrying value at the beginning	$183	$135
Goodwill recognized on acquisition	–	30
Translation differences	5	18
Carrying value at the end	$178	$183

2.4 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the three months ended June 30, 2010:

(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2010	$73	$735	$281	$279	$170	$1	$91	$1,630
Additions	19	22	9	9	10	–	(25)	44
Deletions	–	–	–	(2)	–	–	–	(2)
Translation difference	(3)	(25)	(9)	(9)	(6)	–	(2)	(54)
Gross carrying value as of June 30, 2010	89	732	281	277	174	1	64	1,618
Accumulated depreciation as of April 1, 2010	–	(166)	(144)	(233)	(98)	–	–	(641)
Depreciation	–	(12)	(13)	(12)	(8)	–	–	(45)
Accumulated depreciation on deletions	–	–	–	2	–	–	–	2
Translation difference	–	6	4	7	4	–	–	21
Accumulated depreciation as of June 30, 2010	–	(172)	(153)	(236)	(102)	–	–	(663)
Carrying value as of April 1, 2010	73	569	137	46	72	1	91	989
Carrying value as of June 30, 2010	$89	$560	$128	$41	$72	$1	$64	$955

During fiscal 2010 certain assets which were old and not in use having gross book value of $82 (carrying value Nil) were retired.

Following are the changes in the carrying value of property, plant and equipment for the three months ended June 30, 2009:

(Dollars in millions)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2009	$56	$574	$233	$243	$153	$1	$134	$1,394
Additions	–	25	15	7	8	–	(25)	30
Deletions	–	–	–	(1)	–	–	–	(1)
Translation difference	3	34	15	15	9	–	7	83
Gross carrying value as of June 30, 2009	59	633	263	264	170	1	116	1,506
Accumulated depreciation as of April 1, 2009	–	(106)	(103)	(189)	(76)	–	–	(474)
Depreciation	–	(10)	(13)	(14)	(9)	–	–	(46)
Accumulated depreciation on deletions	–	–	–	1	–	–	–	1
Translation difference	–	(6)	(6)	(13)	(4)	–	–	(29)
Accumulated depreciation as of June 30, 2009	–	(122)	(122)	(215)	(89)	–	–	(548)
Carrying value as of April 1, 2009	56	468	130	54	77	1	134	920
Carrying value as of June 30, 2009	$59	$511	$141	$49	$81	$1	$116	$958

The depreciation expense for the three months ended June 30, 2010 and June 30, 2009 is included in cost of sales in the statement of comprehensive income.

Carrying value of land includes $32 million and $33 million as of June 30, 2010 and March 31, 2010, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land including agreements where the company has an option to purchase the properties on expiry of the lease period. The company has already paid 99% of the market value of the properties prevailing at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase. The contractual commitments for capital expenditure were $82 million and $67 million as of June 30, 2010 and March 31, 2010, respectively.

2.5 Income taxes

Income tax expense in the statement of comprehensive income comprises:

(Dollars in millions)
	Three months ended June 30,
	2010	2009
Current taxes
Domestic taxes	$94	$65
Foreign taxes	27	17
	$121	$82
Deferred taxes
Domestic taxes	$(1)	$(1)
Foreign taxes	(9)	(1)
	$(10)	$(2)
Income tax expense	$111	$80

Entire deferred income tax for the three months ended June 30, 2010 and June 30, 2009 relates to origination and reversal of temporary differences.

For the three months ended June 30, 2010, a reversal of deferred tax liability of $1 million, relating to an available-for-sale financial asset has been recognized in other comprehensive income.

The foreign tax expense is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives include those for facilities set up under the Special Economic Zones Act, 2005 and software development facilities designated as ‘Software Technology Parks’ (the STP Tax Holiday). The STP Tax Holiday is available for ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Indian Government, through the Finance Act, 2009, has extended the tax holiday for the STP units until March 31, 2011. Most of the company’s STP units have already completed the tax holiday period and for the remaining STP units the tax holiday will expire by the end of fiscal 2011. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

As of June 30, 2010, the company has provided for branch profit tax of $50 million for its U.S branch, as the company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(Dollars in millions)
	As of
	June 30, 2010	March 31, 2010
Deferred income tax assets
Property, plant and equipment	$49	$48
Minimum alternate tax credit carry-forwards	9	9
Computer software	5	6
Trade receivables	6	6
Compensated absences	13	11
Accumulated subsidiary losses	17	19
Accrued compensation to employees	7	–
Others	6	7
Total deferred income tax assets	112	106
Deferred income tax liabilities
Temporary difference related to branch profits	(50)	(52)
Available-for-sale financial asset	(1)	(2)
Total deferred income tax liabilities	(51)	(54)
Total deferred income tax assets	$61	$52

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The credits relating to temporary differences as of June 30, 2010 and March 31, 2010 are primarily on account of compensated absences, accumulated subsidiary losses and property, plant and equipment.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under sections 10A and 10AA of the Income Tax Act; consequently the company has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. The company was required to pay MAT, and, accordingly, a deferred income tax asset of $9 million each has been recognized on the balance sheet as of June 30, 2010 and March 31, 2010, respectively, which can be carried forward for a period of ten years from the year of recognition.

2.6 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended June 20,
	2010	2009
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	571,036,067	570,115,230
Effect of dilutive common equivalent shares - share options outstanding	296,504	702,845
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	571,332,571	570,818,075
(1) Excludes treasury shares

Options to purchase 13,440 equity shares and 394,316 equity shares under the under the 1998 Plan and 1999 plan for the three months ended June 30, 2009, were not considered for calculating diluted earnings per share as their effect was anti-dilutive. For the three months ended June 30, 2010, there were no outstanding options to purchase equity shares which had an anti dilutive effect.

2.7 Related party transactions

List of subsidiaries:

Particulars	Country	Holding as of
		June 30, 2010	March 31, 2010
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting	U.S.A	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys BPO s. r. o (1)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o (1)	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited (1)	Thailand	99.98%	99.98%
Mainstream Software Pty. Ltd (2)	Australia	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Consulting India Limited(3)	India	100%	100%
Infosys Public Services, Inc.	U.S.A	100%	100%
McCamish Systems LLC(1) (Refer Note 2.3)	U.S.A	99.98%	99.98%
(1) Infosys BPO s.r.o, Infosys BPO (Poland) Sp Z.o.o, Infosys BPO (Thailand) Limited and McCamish Systems LLC are wholly-owned subsidiaries of Infosys BPO.
(2) Mainstream Software Pty. Ltd, is a wholly owned subsidiary of Infosys Australia.
(3) Infosys Consulting India Limited is a wholly owned subsidiary of Infosys Consulting.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Technologies Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Technologies Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Technologies Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys Technologies Limited Employees’ Welfare Trust	India	Employee Welfare Trust of Infosys
Infosys Science Foundation	India	Controlled trust

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and members of the executive council:

(Dollars in millions)
	Three months ended June 30,
	2010	2009
Salaries and other employee benefits	$3	$2

2.8 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company's operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (telecom) and retail industries, and others such as utilities, transportation and logistics companies. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as ‘unallocated’ and adjusted against the total income of the company.

Fixed assets used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.8.1 Industry segments

(Dollars in millions)
Three months ended June 30, 2010	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$490	$265	$192	$179	$232	$1,358
Identifiable operating expenses	206	116	84	84	100	590
Allocated expenses	122	66	48	45	58	339
Segment profit	162	83	60	50	74	429
Unallocable expenses						45
Operating profit						384
Other income, net						53
Profit before income taxes						437
Income tax expense						111
Net profit						$326
Depreciation and amortization						$45
Non-cash expenses other than depreciation and amortization						–

Three months ended June 30, 2009	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	$370	$230	$189	$148	$185	$1,122
Identifiable operating expenses	149	97	64	60	71	441
Allocated expenses	98	61	50	39	49	297
Segment profit	123	72	75	49	65	384
Unallocable expenses						46
Operating profit						338
Other income, net						55
Profit before income taxes						393
Income tax expense						80
Net profit						$313
Depreciation and amortization						$46
Non-cash expenses other than depreciation and amortization						–

2.8.2 Geographic segments

(Dollars in millions)
Three months ended June 30, 2010	North America	Europe	India	Rest of the World	Total
Revenues	$915	$276	$23	$144	$1,3588
Identifiable operating expenses	398	121	11	60	5900
Allocated expenses	228	69	6	36	3399
Segment profit	289	86	6	48	4299
Unallocable expenses					455
Operating profit					3844
Other income, net					533
Profit before income taxes					4377
Income tax expense					1111
Net profit					$3266
Depreciation and amortization					$455
Non-cash expenses other than depreciation and amortization					–

Three months ended June 30, 2009	North America	Europe	India	Rest of the World	Total
Revenues	$726	$277	$10	$109	$1,122
Identifiable operating expenses	289	106	4	42	441
Allocated expenses	192	73	3	29	297
Segment profit	245	98	3	38	384
Unallocable expenses					46
Operating profit					338
Other income, net					55
Profit before income taxes					393
Income tax expense					80
Net profit					$313
Depreciation and amortization					$46
Non-cash expenses other than depreciation and amortization					–

2.9 Significant clients

No client individually accounted for more than 10% of the revenues for the three months ended June 30, 2010 and June 30, 2009.

2.10 Litigation

The company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. The company’s management does not reasonably expect that legal actions, when ultimately concluded and determined, will have a material and adverse effect on the results of operations or the financial position of the company.

2.11 Tax contingencies

The company has received demands from the Indian taxation authorities for payment of additional tax of $46 million, including interest of $8 million, upon completion of their tax review for fiscal 2005 and fiscal 2006. The demands for fiscal 2005 and fiscal 2006 were received during fiscal 2009 and fiscal 2010, respectively. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover.

The company is contesting the demands and management and its tax advisors believe that its position will likely be upheld in the appellate process. No additional provision has been accrued in the financial statements for the tax demands raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations. The tax demand with regard to fiscal 2005 and fiscal 2006 is pending before the Commissioner of Income tax (Appeals), Bangalore.

2.12 Break up of expenses

Cost of sales

(Dollars in millions)
	Three months ended June 30,
	2010	2009
Employee benefit costs	$650	$522
Depreciation and amortization	45	46
Travelling costs	43	24
Cost of software packages	20	21
Cost of technical sub-contractors	27	17
Consumables	1	–
Provision for post-sales client support	–	–
Operating lease payments	4	4
Communication costs	5	5
Repairs and maintenance	2	1
Other expenses	3	3
Total	$800	$643

Selling and marketing expenses

(Dollars in millions)
	Three months ended June 30,
	2010	2009
Employee benefit costs	$59	$43
Travelling costs	7	4
Branding and marketing	5	3
Commission	–	–
Operating lease payments	1	1
Communication costs	1	1
Consultancy and professional charges	1	1
Other expenses	–	–
Total	$74	$53

Administrative expenses

(Dollars in millions)
	Three months ended June 30,
	2010	2009
Employee benefit costs	$34	$25
Consultancy and professional charges	14	15
Office maintenance	11	–
Repairs and maintenance	4	12
Power and fuel	9	7
Communication costs	7	7
Commission	–	–
Travelling costs	6	4
Allowance for impairment of trade receivables	3	4
Rates and taxes	2	2
Insurance charges	2	2
Operating lease payments	2	2
Postage and courier	1	1
Printing and stationery	1	1
Other expenses	4	6
Total	$100	$88